Taylor Capital Group, Inc.

9550 West Higgins Road

Rosemont, IL 60018

September 10, 2012

Filed via Edgar

Mr. Benjamin Phippen

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re: Taylor Capital Group, Inc. (the "Company")

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 9, 2012

File No. 000-50034

Dear Mr. Phippen:

We acknowledge receipt of the letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission, dated September 5, 2012 (the "Letter"), relating to the Company's Form 10-K for the fiscal year ended December 31, 2011. Consistent with the voicemail exchange between you and I on September 7, 2012, the Company will need additional time beyond the ten business day period referred to in the Letter in order to respond appropriately to each of the staff's comments and to accommodate our internal review processes. This letter confirms the Company's intention to file a response to the Letter on or before October 5, 2012.

Please do not hesitate to contact me at (847) 653-7380 if you have any questions or would like to discuss this matter further.

Sincerely,

/s/ Brian T. Black
General Counsel

cc: Amit Pande, Accounting Branch Chief, Division of Corporation Finance

Randall T. Conte, Taylor Capital Group, Inc.